Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Arbitron Inc. 2008 Equity Compensation Plan, of our report dated February 22, 2013, except for Note 19, as to which the date is August 12, 2013, with respect to the consolidated financial statements and schedules of Nielsen Holdings N.V. as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, included in its Current Report on Form 8-K dated August 12, 2013, and our report dated February 22, 2013 with respect to the effectiveness of internal control over financial reporting as of December 31, 2012 included in Nielsen Holdings N.V.’s Annual Report on Form 10-K for the year ended December 31, 2012, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

September 25, 2013